Filed by Integrated Device Technology, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: PLX Technology, Inc.

Commission File No. 000-25699

IDT Worldwide Sales Team,

As you saw in today’s public announcement, we announced our proposal to acquire PLX Technology.

The proposed acquisition of PLX Technology represents an exciting expansion of IDT’s core serial switching and interface business. IDT and PLX have complementary product sets, technologies and customer bases, and we share a focus on delivering the highest performance system-level interconnect solutions for datacenters and other applications. Under the terms of the merger agreement, PLX may solicit superior proposals from third parties for a period of 30 calendar days continuing through May 30, 2012. The merger agreement provides IDT with a customary right to match a superior proposal. Subject to the deal closing successfully, PLX will become part of the Enterprise Computing Division (ECD).

We look forward to the opportunities this relationship opens up when the deal becomes final. Until the transaction closes, it is business as usual with each company operating independently.

Attached is an open customer letter for you to send your customers as appropriate.

For further information, please refer to the Sales Q&A. For specific customer inquiries prior to the closure of the transaction, please contact Matt Jones at matt.jones@idt.com.

Tom Sparkman

Senior Vice President, Worldwide Sales

IDT Acquisition of PLX Technology Q&A

General Questions

1.	What is IDT announcing?

IDT and PLX announced that they have signed a definitive agreement pursuant to which IDT will acquire PLX. Under the terms of the agreement, approved by the boards of directors of both companies, IDT will acquire all of the outstanding shares of PLX common stock pursuant to an exchange offer, followed by a second step merger.

PLX is a supplier of PCIe Switching and bridging products, storage and networking products and compliments IDT’s Enterprise Computing and Communications products.

2.	Why does IDT intend to acquire PLX?

The proposed acquisition of PLX represents an exciting expansion of IDT’s core serial switching and interface business. Our two companies have complementary product sets, technologies and customer bases, and we share a focus on delivering the highest performance system-level interconnect solutions for data centers and other applications. IDT and it’s shareholders will benefit from the top-line contribution of our enhanced product portfolio as well as the increased profitability provided through the added scale and expanded operating margin. This transaction is aligned with our long-term strategy of expanding our core businesses through organic growth and acquisitions.

We expect that the transaction with PLX will enhance our customer commitment to deliver innovative technologies to meet their needs and demands.

3.	When is the deal expected to close?

The companies expect that the proposed transaction will close as early as IDT’s first fiscal quarter 2013, which is the second quarter of calendar 2012.

4.	Is IDT buying all PLX’s business?

Yes, IDT has signed an agreement to acquire the whole company.

5.	What are the product integration plans?

We currently anticipate that following the closing of the transaction all of PLX’s business related resources and products will be integrated with ECD under Mario Montana.

Sales/Customers/Disty

6.	What can I communicate to customers and disty reps?

Please forward the press release.

Employee Questions

7.	What can I communicate to IDT employees?

Please refer to the press release.

Additional Information

The exchange offer described herein has not yet commenced. This material is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a prospectus, which is part of a registration statement on Form S-4, as well as a Tender Offer Statement on Schedule TO, an offer to purchase, form of letter of transmittal and other documents relating to the exchange offer (collectively, the “Exchange Offer Materials”), each to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by IDT. In addition, PLX will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer. IDT and PLX expect to mail the Exchange Offer Materials, as well as the Schedule 14D-9, to PLX stockholders. Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the merger agreement when they become available because these documents will contain important information relating to the exchange offer and related transactions. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by IDT and PLX, at the SEC’s website at www.sec.gov. In addition, such materials will be available from IDT or PLX, or by calling Innisfree M&A Incorporated, the information agent for the exchange offer, toll-free at (877) 456-3463 (banks and brokers may call collect at (212) 750-5833).

Neither PLX nor IDT is asking for stockholders to vote or soliciting proxies in connection with the exchange offer transaction at this time. Upon consummation of the offer, PLX and IDT may seek votes or proxies in connection with the proposed back-end merger from holders of PLX shares not tendered in the offer. PLX, IDT and their respective officers and directors therefore may be deemed to be participants in the solicitation of proxies from PLX’s stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of PLX is set forth in Pine’s Form 10-K/A, Amendment No. 1, in Part III thereof, which was filed with the SEC on April 27, 2012. A description of certain interests of the directors and executive officers of IDT is set forth in IDT’s proxy statement for its 2011 annual meeting, which was filed with the SEC on August 1, 2011. To the extent holdings of either company’s securities by their respective directors and certain officers have subsequently changed, such changes have been reflected on Forms 4 filed with the SEC.

Forward-Looking Statements

Certain statements above may contain forward-looking statements relating to IDT and/or PLX, including expectations for IDT’s proposed acquisition of PLX. All statements included herein concerning activities, events or developments that IDT expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: uncertainties as to the timing of the exchange offer and the subsequent merger; uncertainties as to how many of PLX’s stockholders will tender their shares of common stock in the exchange offer; the risk that competing offers or acquisition proposals will be made; the risk that the exchange offer and the subsequent merger will not close because of a failure to satisfy one or more of the offer closing conditions (including regulatory approvals); the risk that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the exchange offer or the merger may result in significant costs of defense, indemnification and liability; the risk that IDT ‘s or PLX’s business will have been adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations of the companies will not be integrated successfully; the risk that the expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; and other economic, business and competitive factors affecting the businesses of IDT and PLX generally, including those set forth in the filings of IDT and PLX with the SEC from time to time, including their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date of this communication and IDT does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.